UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 53,816,114 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018 and (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 23% owned by AMID GP Holdings, LLC.

Note 2: Based on 53,816,114 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018 and (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,521,956 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,521,956 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,521,956 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 18.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-l Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”) and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point.

Note 2: Based on 63,988,491 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018 and (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,499,019 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,499,019 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,499,019 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 68,346,633 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding and (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person JP Energy Development, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 422,805 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 422,805 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,805 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 422,805 common units of the Issuer (“Common Units”) held by JP Energy Development, L.P.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,882,480 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,882,480 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,882,480 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 47.9% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Schedule 13D

CUSIP No. 02752P 100

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10,

Schedule 13D

CUSIP No. 02752P 100

2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Schedule 13D

CUSIP No. 02752P 100

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Schedule 13D

CUSIP No. 02752P 100

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Schedule 13D

CUSIP No. 02752P 100

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Schedule 13D

CUSIP No. 02752P 100

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

This Amendment No. 27 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018, Amendment No. 22 filed on September 28, 2018, Amendment No. 23 filed on December 6, 2018, Amendment No. 24 filed on December 11, 2018, Amendment No. 25 filed on January 3, 2019 and Amendment No. 26 filed on February 19, 2019 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is hereby supplemented by adding JP Energy Development, L.P., (“JP Energy”) a wholly owned subsidiary of Magnolia Holdings, as a reporting person:

(a)	JP Energy is a Delaware limited partnership.

(b)	The principal business address of JP Energy is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c)

JP Energy is managed by its general partner, JP Energy Development GP LLC. JP Energy is controlled by Magnolia Holdings, a reporting person. The business of JP Energy is to own a minority interest in the Issuer.

(d)	JP Energy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

JP Energy has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	JP Energy is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

Agreement and Plan of Merger

Pursuant to the Agreement and Plan of Merger, dated as of March 17, 2019 (the “Merger Agreement”), by and among Anchor Midstream Acquisition, LLC (“Parent”), Anchor Midstream Merger Sub, LLC (“Merger Sub”), High Point, the Issuer and the General Partner, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the sole surviving entity and a direct wholly owned subsidiary of the General Partner and Parent, an indirect subsidiary of Fund V (the “Merger”).

Immediately prior to the Merger, High Point will cause 100% of its Series A-l Convertible Preferred Units to be converted into 10,172,347 Common Units, Magnolia will cause 100% of its Series A-2 Units to be converted into 4,358,142 Common Units and Magnolia Holdings will cause 100% of its Series C Units to be converted into 9,527,650 Common Units. In addition, immediately prior to the Merger, the Issuer will redeem the Notional General Partner Units (as defined in the Partnership Agreement) for 980,889 Common Units.

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JP Energy Development, L.P., as a holder of 422,805 Common Units, will contribute such Common Units to Magnolia Holdings, immediately after which Magnolia Holdings, as a holder of 20,091,592 Common Units, Magnolia, as a holder of 4,977,106 Common Units and Busbar II, LLC, as a holder of 2,853,482 Common Units will contribute such Common Units to High Point, immediately after which High Point, as a holder of Common Units will contribute such Common Units to the General Partner, immediately after which the General Partner, as holder of 38,094,484 Common Units will contribute such Common Units to Parent.

The descriptions of the Merger and the Merger Agreement set forth and incorporated by reference in Item 4 below are incorporated by reference in their entirety into this Item 3.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Fund V entered into an equity commitment letter (the “Equity Commitment Letter”) with the General Partner, pursuant to which the Fund V committed to purchase, or cause the purchase of, at or immediately prior to the effective time of the Merger, equity interests the General Partner for an aggregate cash purchase price up to $204 million, which will be used by the General Partner to fund the Merger Consideration (as defined below) pursuant to and in accordance with the Merger Agreement and to pay the related expenses of the General Partner. Fund V may purchase, or cause the purchase of, equity interests of the General Partner directly or indirectly through one or more affiliated entities or co-investors designated by Fund V.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after the last paragraph:

As disclosed in Amendment No. 18 to this Schedule 13D, filed on March 8, 2017, under the terms of that certain Agreement and Plan of Merger, dated as of October 23, 2016 (the “JPE Merger Agreement”), by and among the Issuer, the General Partner, JPE, JPE Energy GP II LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC, all of the common units and all of the subordinated units of JPE held by Magnolia Holdings were converted into a total of 9,753,425 Common Units upon the completion of the acquisition of JPE by the Issuer. The information contained on the cover pages of Amendment No. 18 to this Schedule 13D, as well as subsequent amendments, erroneously excluded JP Energy as a reporting person and as a holder of Common Units. The information contained on the cover pages of this Amendment No. 27 to Schedule 13D reflects JP Energy as a reporting person and as a holder of Common Units.

The foregoing is a summary only and the terms and conditions of the JPE Merger Agreement are qualified in their entirety by reference to the full text of the JPE Merger Agreement.

Agreement and Plan of Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into Issuer, with Issuer surviving as a direct wholly owned subsidiary of the General Partner and Parent, an indirect subsidiary of Fund V.

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding Common Unit of Issuer, other than each Common Unit that is, as of the closing date of the Merger, held by Parent (the “Sponsor Units”), will convert into the right to receive $5.25 per Common Unit in cash without any interest thereon (the “Merger Consideration”). Each Sponsor Unit issued and outstanding immediately prior to the effective time of the Merger and the General Partner Interest (as defined in the Partnership Agreement) will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. The Incentive Distribution Rights (as defined in the Partnership Agreement) in Issuer issued and outstanding immediately prior to the effective time of the Merger will automatically be canceled and cease to exist, and no consideration will be delivered in respect thereof.

The Conflicts Committee of the board of directors of the General Partner (the “Conflicts Committee”) and the board of directors of the General Partner (acting based upon the recommendation of the Conflicts Committee) have (i) determined that each of the Merger, the Merger Agreement and the transactions contemplated thereby is in the best interests of Issuer and Issuer’s unaffiliated unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the board of directors of the General Partner approve the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

Issuer has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations. However, the board of directors of the General Partner may, subject to certain conditions, change its recommendation in favor of adopting the Merger Agreement if the Conflicts Committee determines in good faith, after consultation with its financial advisor and outside counsel, that the failure to effect such a change in recommendation would be a breach of, or otherwise inconsistent with, the Conflict Committee’s duties under the Partnership Agreement or applicable law.

The Merger Agreement contains customary representations and warranties from the parties and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use commercially reasonable efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including: (i) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, if any; (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement (or any action by a governmental agency seeking such restraint); (iii) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (iv) compliance by the other party in all material respects with its covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Parent and Issuer, including (i) by the mutual written agreement of Issuer (duly authorized by the Conflicts Committee) and Parent (duly authorized by High Point, in its capacity as sole manager of Parent); (ii) by either Parent or Issuer, if the Merger has not been consummated on or before July 31, 2019 (the “Outside Date”); (iii) by Parent, if (A) the Conflicts Committee makes an adverse change to its recommendation in favor of approving the Merger Agreement, (B) under certain conditions, there has been a material breach by Issuer or the General Partner of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date or (C) the Merger is prevented by certain final and non-appealable legal restraints; and (iv) by Issuer, if (A) under certain conditions, there has been a material breach by High Point, Parent or Merger Sub of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date; or (B) the Merger is prevented by certain final and non-appealable legal restraints or a governmental agency is seeking any such legal restraints. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, Parent will be obligated to pay Issuer a termination fee equal to $12,000,000 (the “Parent Termination Fee”). The Merger Agreement also provides that, upon termination of the Merger Agreement under certain circumstances, Issuer will be obligated to reimburse Parent for its expenses in an amount not to exceed $3,500,000. Additionally, the Merger Agreement provides that the parties to the Merger Agreement will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement, including, to cause Parent to fund its equity financing commitment, under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Merger Agreement and the Equity Commitment Letter, respectively, is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

AMERICAN MIDSTREAM GP, LLC

By its Class A Members:

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

and

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By:	JP ENERGY DEVELOPMENT GP LLC, its general partner

/s/ Daniel R. Revers
Name:	Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, LLC, its General Partner
By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement.

2.	Agreement and Plan of Merger, dated as of March 17, 2019, by and among Anchor Midstream Acquisition, LLC, Anchor Midstream Merger Sub, LLC, High Point Infrastructure Partners, LLC, American Midstream Partners, LP and American Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on March 18, 2019).

3.	Equity Commitment Letter, dated as of March 17, 2019, by ArcLight Energy Partners Fund V, L.P., and agreed and accepted by American Midstream GP, LLC.